FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of July & August 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  July 2, 2004, August 5, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: September 7, 2004	By: /s/ “Robert Gardner”
Name
Its: Director
(Title)

Trading Symbol TSX: GGC

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

FOR IMMEDIATE RELEASE

GENCO ANNOUNCES REVENUES

TO APRIL 30, 2004

July 2, 2004 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”) is pleased to announce revenues of $3,186,710 for the nine month period ending April 30, 2004, including  quarterly revenues of $1,196,814  for the three month period ending April 30, 2004.

Gross profit was $598,382 for the nine month period and $186,557 for the three month quarter, ending April 30, 2004.

Net income was $257,456 for the nine month period and $95,492 for the three month quarter, ending April 30, 2004.

Genco also reported that assets were $11,679,750, and shareholders equity was $5,307,124 at April 30, 2004.

To further review these results, please see the attached balance sheet and income statement dated April 30, 2004.

                                                                   GENCO RESOURCES LTD.

Exhibit "A"

Interim Balance Sheet

(Unaudited – Prepared by Management)

                     April 30, 2004

April 30                  July 31

Assets

2004

2003

Current:

Cash

$

331,227

$

672,195

Accounts receivable

1,012,510

6,144

Inventory

217,939

-

Prepaid expenses and deposits

146,646

5,000

1,708,322

683,339

Mineral properties (Note 4)

20,000

40,000

Deferred acquisition costs

          175,757

          354,091

Deferred exploration and mine development costs

893,718

-

Capital assets (Note 6)

8,881,953

63,915

$

11,679,750

$

1,141,345

Liabilities

Current:

Accounts payable and accrued liabilities

$

1,044,825

$

317,991

Accrued interest payable to related parties (Note 7)

23,811

23,812

Loans from related parties (Note 7)

49,590

49,590

Current portion of long-term debt (La Guitarra purchase payment)

659,300

-

1,777,526

391,393

Long-term debt (La Guitarra – NPV La Guitarra Balance)

4,615,100

-

6,392,626

391,393

Shareholders' Equity

Share Capital (Note 8)

10,059,294

5,744,951

Subscriptions receivable

(34,627)

            -

Deficit, per Exhibit "B"

4,737,543

4,994,999

5,287,124

         749,952

$

11,679,750

$

1,141,345

                                                                               GENCO RESOURCES LTD.

Exhibit "B"

Interim Statement of Loss and Deficit

(Unaudited - Prepared by Management)

For the Nine Months Ended April 30, 2004

Three Months

Three Months

Nine Months

Nine Months

Ended

Ended

Ended

Ended

April 30,

April 30,

April 30,

April 30,

2004

2003

2004

2003

Revenue:

     Sales

$

1,196,814

$

680

$

3,186,710

$

930

Cost of Sales:

Production costs

883,658

-

2,267,194

-

Smelting

60,175

-

151,308

-

Refining

27,889

-

71,665

-

Royalty

38,535

-

98,161

-

1,010,257

-

2,588,328

-

Gross Profit

186,557

680

598,382

930

Expenses:

Accounting

17,000

26,996

21,746

37,059

      Amortization

7,781

142

9,109

142

Fees, dues and licenses

14,526

2,947

36,314

14,149

Foreign exchange (gain)

31,653

-

(59,521)

-

Insurance

16,898

-

16,898

-

Interest and bank charges

44,281

2,008

60,563

6,084

Legal

21,839

7,159

45,944

38,327

Management & Consulting fees

55,500

45,302

150,150

66,302

Office and rent

45,959

15,098

91,824

31,069

Travel and promotion

47,785

22,046

103,909

22,046

Wages

42,843

9,517

118,990

11,634

346,065

131,215

595,926

226,812

Income (Loss) before gain on sale of property

(159,508)

   (130,535)                     2,456

        (225,882)

Gain (loss) on sale of property

 255,000

       -

       255,000

            -

Net Income (Loss)

   95,492

       257,456

Deficit, beginning

4,833,035

4,293,009

4,994,999

4,197,662

Deficit, ending, to Exhibit "A"

$

4,737,543

$

4,423,544

$

4,737,543

$

4,423,544

Full company financial statements are available on sedar at http:/sedar.com

For more information please contact:

GENCO RESOURCES LTD. (GGC: TSX-V)

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Trading Symbol TSX: GGC

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada V6C 2W2

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

GENCO Announces Annual Production from La  Guitarra  Mine

August 5, 2004

Jim McDonald, P. Geo. President of Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”),  wishes to announce the production results from the Company’s first year of operating the La Guitarra Mine in the Temascaltepec District of Mexico.  During the period of August 1, 2003 – July 31, 2004, 41,084 dry tonnes of ore were milled.  Metal extraction for the period, in silver equivalents, was 478,966 troy ounces of silver (Ag) with actual production for the period, being 301,451 troy ounces of silver (Ag) and 2,731 troy ounces of gold (Au).

Genco also wishes to announce that the San Raphael Ramp is complete and the company is in the process of completing the Robins to provide air supply to the new San Raphael Zone.  Cross cut and drift development is under way.  The company expects production from the San Raphael Zone before year end.

Genco also wishes to announce that mine engineer, Mike Petrina P.Eng. has joined the company’s head office staff.  Mr. Petrina graduated from Queen’s University and brings 20 years of mining experience to the company, including senior positions with Miramar, Breakwater and Pan American Silver.

For more information, please contact:

GENCO RESOURCES LTD.

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE,

AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)